

SECURI[T]IES AND EXCHANGE COM[M]ISSION



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32639

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Pan-American Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Poydras Street
(No. and Street)

New Orleans	Louisiana	70130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Edwin Legnon — (504) 566-1300 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

3700 One Shell Square	New Orleans	Louisiana	70139-3700
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AB 3/15

KH 3/15/07

PAN-AMERICAN FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, Edwin Legnon, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Pan-American Financial Services, Inc., for the year ended December 31, 2006, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



Signature

FINANCIAL & OPERATIONS PRINCIPAL

Title



(Notary Public)

MARTHA E. CASTILLO
Notary Public
La. State Bar Roll No. 22752
Parish of Jefferson, State of Louisiana
My commission is issued for life

PAN-AMERICAN FINANCIAL SERVICES, INC.

SEC I.D. NUMBER 8-32639

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Suite 3700
701 Poydras Street
New Orleans, LA 70139-3700
USA

Tel: +1 504 581 2727
Fax: +1 504 561 7293
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Pan-American Financial Services, Inc.:

We have audited the following financial statements of Pan-American Financial Services, Inc. (the "Company") (a wholly owned subsidiary of Pan-American Life Insurance Company) for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, on October 24, 2005, the Company entered into an agreement to transfer rights and certain of its registered representatives to another broker/dealer effective November 30, 2005. Coincident therewith, the Company discontinued its business operations as an introducing broker/dealer.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Pan-American Financial Services, Inc. as of December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 21, 2007

PAN-AMERICAN FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 1,485,151
Marketable securities—restricted	271,312
Receivables:	
Transfer agreement receivable	807,032
Notes—net	39,589
Income taxes—parent	1,705,479
Total receivables	2,552,100
Prepaid expenses and other assets	80,933
Furniture and equipment—net	7,647
TOTAL	$ 4,397,143

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable—trade	$ 66,000
Accounts payable—affiliates	434,875
	500,875
Stockholder's equity:	
Common stock, no par value—authorized, 1,000 shares; outstanding, 50 shares	50,000
Additional paid-in capital	17,034,869
Retained deficit	(13,188,601)
	3,896,268
TOTAL	$ 4,397,143

See notes to consolidated financial statements.

PAN-AMERICAN FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE:	
Investment income	$ 78,833
Other income	7,810
Gain on transfer agreement	807,032
	893,675
EXPENSES:	
Administrative service fees	167,553
Legal fees	110,723
Depreciation and amortization	27,923
Licenses and fees	18,450
Other	48,415
	373,064
INCOME BEFORE INCOME TAXES	520,611
INCOME TAX EXPENSE	(172,135)
NET INCOME	$ 348,476

See notes to consolidated financial statements.

PAN-AMERICAN FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Deficit	Total
BALANCE—January 1, 2006	50	$ 50,000	$ 17,034,869	$ (13,537,077)	$ 3,547,792
Net income	-	-	-	348,476	348,476
BALANCE—December 31, 2006	50	$ 50,000	$ 17,034,869	$ (13,188,601)	$ 3,896,268

See notes to consolidated financial statements.

PAN-AMERICAN FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 348,476
Adjustments to reconcile net income to net cash used in operating activities:	
Gain on transfer agreement	(807,032)
Depreciation and amortization expense	27,923
Proceeds from sale and maturities of securities—trading	1,254,504
Decrease in commissions and other receivables	256,576
Decrease in income taxes receivable—parent	172,135
Decrease in prepaid expenses and other assets	11,052
Decrease in accounts payable—trade	(817,251)
Decrease in accounts payable—affiliates	(1,712,205)
Net cash used in operating activities	(1,265,822)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of securities—restricted	(271,312)
Decrease in restricted cash	26,485
Payments received on notes receivable	31,500
Net cash used in investing activities	(213,327)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,479,149)
CASH AND CASH EQUIVALENTS—Beginning of year	2,964,300
CASH AND CASH EQUIVALENTS—End of year	$ 1,485,151

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES:
During 2006, the Company recorded a reduction of $430,942 in income taxes receivable—parent and a reduction in accounts payable—affiliates for the same amount.

There was no cash paid for interest or taxes during 2006.

See notes to consolidated financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING PRINCIPLES

Description of the Company—Pan-American Financial Services, Inc. ("PAFSI") (dba Pan-American Financial Advisors, Inc.) (the "Company"), a wholly owned subsidiary of Pan-American Life Insurance Company (parent), was formed on July 31, 1984. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934.

In 1999, the Company expanded its operation as an introducing broker/dealer by contracting with registered representatives and brokers for the sale of general securities, mutual funds, and variable insurance products. The Company also provided investment advisory services and had agreements with third party clearing broker/dealers to carry customer accounts and to accept customer funds and securities. In March 2005, management and the Board of Directors approved a plan to cease the broker/dealer operations and committed to a plan to market the business. Effective November 30, 2005, the Company entered into an agreement to transfer rights and certain of its registered representatives to another broker/dealer; and, coincident therewith, the Company discontinued its business operations as an introducing broker/dealer (See Note 2). In December 2006 the Company filed its withdrawal request from broker/dealer registration with the NASD, the primary private sector securities regulator in the United States, effective December 31, 2006. The Company expects to receive approval from the NASD in the first quarter of 2007.

Basis of Presentation—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents are comprised of cash and short-term investments with original maturities of three months or less when purchased. Restricted cash primarily represents amounts on deposit with clearing firms in connection with the agreements discussed above.

Marketable Securities—Restricted and Transfer Agreement Receivable—Marketable securities—restricted primarily consist of Federal National Mortgage Association bonds purchased by another broker/dealer on behalf of the Company related to the agreement to transfer rights and certain of the Company's registered representatives to the broker/dealer. Transfer agreement receivable consists of receivables from the agreement to transfer rights and certain of its registered representatives to another broker/dealer (See Note 2).

Notes Receivable—In the past, the Company entered into agreements with certain of its registered representatives wherein the Company advanced funds to such parties in exchange for a multiple-year commitment by the individuals to exclusively represent the Company. In connection with such agreements, the representatives executed unsecured notes payable to the Company. The agreements generally provided that principal was to be forgiven over the contract term in lieu of the representatives receiving a full commission for business brought to the Company, and therefore the Company recorded commission expense as amounts are forgiven. Any unforgiven principal at the end of the contract term

was immediately due and payable by the representatives. Interest on the notes was forgiven as long as the representatives remained affiliated with the Company. If such affiliation was terminated, any amounts remaining outstanding become due immediately. The Company also recorded an allowance for uncollectible amounts based on management's estimate of any amounts deemed to be uncollectible.

Furniture and Equipment—Furniture and equipment is recorded at cost. Depreciation is provided on a straight-line basis using lives ranging from three to five years. Accumulated depreciation was $314,345 at December 31, 2006.

Impairment of Long-lived Assets—The Company evaluates long-lived assets and certain identifiable individual intangibles to be held and used in the business for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is determined by comparing estimated undiscounted future operating cash flows to the carrying amounts of the individual assets. If an impairment exists, the amount of impairment is measured as the sum of the estimated discounted future operating cash flows of such assets less their recorded amount.

Income Taxes—The Company files a consolidated federal income tax return with Pan-American Life Insurance Company under a tax sharing agreement. Tax expense or benefit is determined on a separate return basis and allocation is based upon separate return calculations and the consolidated return calculation, with current credit for net losses. The Company recognizes tax benefits to the extent they are utilized in the return. Deferred taxes are recorded for all temporary differences between book and taxable income. Deferred tax assets are reduced by a valuation allowance, if necessary, in the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Fair Value of Financial Instruments—The recorded amounts of cash and cash equivalents, transfer agreement receivable, notes receivable—net, income taxes receivable—parent, accounts payable—trade, and accounts payable—affiliates, approximate fair value because of the short maturity of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Estimates—Significant items subject to estimate in the Company's financial statements include costs associated with the exit of the broker/dealer business. Actual results could differ from those estimates.

2. TRANSFER AGREEMENT AND DISCONTINUATION OF BUSINESS

In March 2005, management and the Board of Directors approved a plan to cease the broker/dealer operations and committed to a plan to market the business.

On October 24, 2005, the Company entered into an agreement, which was effective November 30, 2005, to transfer rights and certain of its registered representatives to another broker/dealer. Coincident therewith, the Company discontinued its business operations as an introducing broker/dealer. The agreement calls for a base payment of $855,255, based on the production of these representatives over the twelve months preceding the transaction date, to be adjusted by an earn-out payment based on their production during the twelve month period commencing January 1, 2006. The rate for the earn-out payment is based on the retention level of these representatives over this twelve month period. During 2006, the Company recorded a gain on the transfer agreement and a receivable of $807,032 based upon the actual production during the earn-out period. The payment, less any holdback for indemnification as

noted below, is expected to be received in March 2007. No provision for any refund of the base and earn-out payments has been recorded based upon management's evaluation of the likelihood that such a refund would be made.

The contract also calls for the Company to indemnify the buyer for damages resulting from a breach of the agreement or as the result of claims occurring prior to the closing date. The contract provides for the buyer to hold 30% of the base payment and 30% of the earn-out payment to fund any potential liabilities or any purchase price adjustments. These holdback funds are payable to the Company beginning on the third anniversary of the agreement in equal installments over the following three years. The Company has purchased broker/dealer professional liability tail insurance to mitigate this exposure. During 2006, the holdback transfer agreement receivable of $256,576 at December 31, 2005 was paid and placed into a restricted account in the Company's name by the acquiring broker/dealer as the secured party and is included in marketable securities–restricted at December 31, 2006.

The Company conducted its operations from leased facilities under several noncancelable operating leases, two of which were with its parent. The Company was released from the lease agreements with its parent without penalty effective December 2005, and two of the lease agreements with third parties were transferred to the buyer in connection with the transfer agreement.

3. REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). Under the Uniform Net Capital Rule, a broker/dealer who does not carry customers' accounts is required to maintain net capital, as defined in the Rule, of $5,000 or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2006, the Company had net capital of $980,410, which was $947,018 in excess of its required net capital of $33,392. The Company had aggregate indebtedness of $500,875 at December 31, 2006. The ratio of aggregate indebtedness to net capital was 0.51 to 1 at December 31, 2006.

The Company has entered into written agreements with its clearing brokers, which agreements require the clearing firms to perform a "PAIB reserve computation" with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

The Company had no liabilities subordinated to claims of general creditors during 2006.

4. NOTES RECEIVABLE—NET

For 2006, activity within notes receivable was as follows:

Balance—beginning of year	$ 71,089
Cash payments received	(31,500)
Balance—end of year	$ 39,589

There was no interest income recorded on these notes in 2006.

5. INCOME TAXES

Income tax (expense) benefit is made up of the following components for the year ended December 31, 2006:

Income tax (expense) benefit:	
Current	$ 596,918
Deferred	(769,053)
Income tax (expense) benefit	$ (172,135)

For the year ended December 31, 2006, the effective income tax rate differs from the statutory federal income tax rate as follows:

Income tax benefit at statutory federal rate	35.0 %
Permanent items related to intangible assets	(1.9)
Effective tax rate	33.1 %

Deferred taxes receivable of $1,108,561 at December 31, 2006, have been provided for temporary differences primarily relating to amortization and impairments of intangible assets and net operating losses in 2006. A valuation allowance against deferred tax assets at December 31, 2006 was not considered necessary because it is more likely than not the deferred tax asset will be fully realized under the tax sharing agreement with its parent.

6. RELATED-PARTY TRANSACTIONS

The parent incurs expenses relating to the Company, primarily administrative and investment related costs, which are ultimately paid by the Company. Such expenses totaled $167,553 in 2006 and are included in administrative service fees in the accompanying statement of operations. The Company also operates in facilities that are owned by its parent. In December of 2005, the parent released the Company from its existing lease commitments without penalty and there was no related party rent expense in 2006.

A member of the parent company's Board of Directors owns a business which began utilizing the services of the Company in 2002. Amounts paid by the Company for such services were not significant in 2006.

The Company is a member of a controlled group of companies and therefore results may not be indicative of a stand alone enterprise.

7. COMMITMENTS AND CONTINGENCIES

Commitments—The Company is still a named lessee under a lease in which it has a minimum rental commitments through 2014 of $225,000; however, a former representative has been making the lease payments on this office lease, and management is of the opinion that any further commitment would be alleviated by subleasing the property.

Contingencies—The Company is subject to claims and complaints which have arisen in the ordinary course of business. It is the opinion of management that the outcome of these matters will not have a material adverse effect on the Company's financial position or results of operations.

* * * * * *

PAN-AMERICAN FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006

	Amounts Per Audited Financials	Amounts Per Unaudited Focus Report	Difference
NET CAPITAL:			
Stockholder's equity	$ 3,896,268	$ 3,931,351	$ (35,083)
Less nonallowable assets:			
Other assets (including income taxes receivable—parent and prepaid expenses and other assets)	(1,786,412)	(1,665,583)	(120,829)
Notes receivable, net	(39,589)	(39,589)	-
Holdback funds receivable	-	(962,944)	962,944
Transfer agreement receivable	(807,032)	-	(807,032)
Marketable securities—restricted	(271,312)	-	-
Furniture and equipment, net	(7,647)	(7,647)	-
Net capital before haircuts on securities and other deductions	984,276	1,255,588	(271,312)
Less haircuts on securities and other deductions	(3,866)	(3,866)	-
Net capital	$ 980,410	$ 1,251,722	$ (271,312)
Net capital requirement—greater of $5,000 or 6.67% of aggregate indebtedness	$ 33,392	$ 33,392	$ -
Excess capital	$ 947,018	$ 1,218,330	$ (271,312)
AGGREGATE INDEBTEDNESS	$ 500,875	$ 500,875	$ -
Ratio: Aggregate indebtedness to net capital	0.51 to 1	0.40 to 1	

NOTE: The above computation differs from the computation of net capital under Rule 15c3–1 as of December 31, 2006, filed by the Company with the Securities and Exchange Commission in January 2007. The differences relate to the classification of marketable securities of $271,312 as a allowable asset in the Company's Focus Report, and an adjustment recorded by the Company for final calculations related to the transfer agreement consideration and the related amounts receivable subsequent to the filing of the Focus Report of $(74,979) and the related income tax benefit of $35,083 which reduced stockholder's equity and receivables.

PAN-AMERICAN FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3700
701 Poydras Street
New Orleans, LA 70139-3700
USA

Tel: +1 504 581 2727
Fax: +1 504 561 7293
www.deloitte.com

February 21, 2007

To the Board of Directors of
Pan-American Financial Services, Inc.:

In planning and performing our audit of the financial statements of Pan-American Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 21, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

END